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Markley S. Roderick, Esquire Admitted in New Jersey & Pennsylvania

Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

February 19, 2016

Sent by Email Only

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:      American Homeowner Preservation 2015A+, LLC
Draft Offering Statement on Form 1-A
CIK 0001667307

Dear Ms. Martin:

This is in response to your letter of January 27, 2016, a copy of which is enclosed for your reference. Also enclosed is a blacklined version of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below. We are simultaneously filing through EDGAR, although not the blacklined documents.

Change of Structure

As a result of our correspondence and telephone conversations, we concluded that the “series” limited liability company structure had become a distraction. Consequently, we formed a brand new limited liability company, American Homeowner Preservation 2015A+, LLC. This is not a “series” of American Homeowner Preservation, LLC but rather a wholly new limited liability company. This wholly new limited liability company, and not a “series” of the existing limited liability company, will be the “issuer” in the proposed offering.

We have revised the Offering Circular and all of the other documents accordingly. Now, when we say “the Company” we mean the new entity, American Homeowner Preservation 2015A+, LLC. We hope this will make everyone’s life easier and facilitate the qualification of the offering.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Your Question #1

Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry Guide 5.

Our Response:

There is currently no promotional material or sales literature. We do understand your comments.

Your Question #2

We note your response to comment 2, specifically regarding your statements that the Class A Interests have a five-year term and carry a 12% annual return. It is unclear to us how you can set forth a rate of return on the investment if the net proceeds of the offering will be invested in loans that have not yet been identified. See Item 10.C of Securities Act Industry Guide 5 for further guidance. Please explain to us why you believe it is appropriate to disclose the noted rate of return or delete altogether your statements regarding a rate of return.

Our Response

We have revised the Offering Circular to make clear that the 12% return and five-year term are not guarantied, and that the Company can distribute only as much money as it has. The “Summary of Offering” section states “Therefore, if you purchase a Class A Interest and we are successful, you will receive a 12% return on your investment and have all your money back within five years. If we are not successful, you may receive a return lower than 12%, or even lose some or all of the money you invest.” This summarizes the terms of the investment exactly.

Our situation is no different than Public Company X issuing a 4% preferred stock. Public Company X cannot really guaranty that the 4% return will be paid. All Public Company X is really saying when it refers to the 4% rate is “Your 4% will be paid before the common shareholders are paid.” Likewise, all we are saying to investors is “Your 12% will be paid before the Class M Interests are paid.”

As you note, Item 10.C of Securities Act Industry Guide 5 provides “Generally, where the net proceeds of the offering will be invested in non-specified properties or in properties that do not have any significant operating histories, it is not appropriate to make any statement setting forth a rate of return on the investment.” However, that our situation is not what Industry Guide 5 has in mind.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Industry Guide 5 has in mind promising investors a certain rate of return from assets – for example, buying an apartment complex and promising investors “You should expect a 12% IRR.” That is not what we are doing. We are simply telling investors that any money we distribute will be distributed in accordance with the rule set forth in section 6.1 of the Operating Agreement, whereby investors receive 12% and a return of capital before anybody else gets anything. Our situation is like buying the apartment complex and saying to investors “I can’t guaranty anything, but if there is any money to distribute you will receive an 8% return first, before I receive anything.” That statement is 100% accurate, and also necessary for prospective investors to understand the deal.

In any case, we believe the changes we have made to the Offering Circular will address your concern.

Your Question #3

Please note that the Division of Investment Management is reviewing your draft offering statement, as well as your response to comments 3 and 4. The Division of Investment Management may have further comment.

Our Response

In this regard, please note that the Company’s Investment Adviser, AHP Capital Management LLC (“AHPCM”), currently has less than $25 million in assets under management, and is therefore not eligible for registration with the SEC.  In addition, AHPCM is exempt from registration as an investment adviser with the Illinois Securities Department because it has fewer than five (5) Illinois clients (Illinois Administrative Code Section 130.805(b)).

In the future, AHPCM expects that its assets under management will exceed $25 million and it will still be exempt from registration with the State of Illinois, but at that time AHP contemplates registering as an “exempt reporting adviser” in reliance on the Private Fund Adviser Exemption as provided in SEC Rule 203(m)-1.

Your Question #4

We note your response to comment 5 and reissue. Your analysis does not sufficiently explain why a Class A Interest is not a security that allows the holders to receive “payments that depend primarily on cash flow from the asset.” In this regard, we note your disclosure on page 18 of the offering circular that all the revenues of Series 2015A+ will be comprised of cash flows from the assets. Please provide us with an analysis addressing why the Class A Interests do not meet each element of the definition contained in Exchange Act Section 3(a)(79). In the alternative, please revise your disclosure to explain how you will comply with Regulation RR (17 CFR 264).

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Our Response

There are three reasons why the Class A Interests should not be treated as “asset-backed securities” within the meaning of section 3(a)(79) of the Exchange Act:

•	They are not “collateralized.”

•	Payments to the holders of the Class A Interests do not “depend primarily on cash flow from the asset.”

•	They are not the kinds of securities that Congress or the Commission had in mind when section 3(a)(79) was enacted.

They Are Not Collateralized

Section 3(a)(79) does not define “asset-backed security” merely as any security where payments “depend primarily on cash flow from the asset.” Instead, the statute applies only to securities that are “collateralized.” The statute includes as examples collateralized mortgage obligations, collateralized debt obligations, collateralized bond obligations, collateralized debt obligations. The statute uses the term “collateralized” six times and does not refer to any security that is not collateralized.

The Class A Interests are not “collateralized” in any way. The mortgage loans are not pledged to investors or a third party acting on behalf of investors. Investors who own Class A Interests simply hold an equity interest in an operating company that happens to deal in mortgage loans. It is fair to assume that Congress meant something when it used the term “collateralized” so conspicuously in section 3(a)(79), and whatever the exact meaning of the term, it is not present in the Class A Interests.

Payments to Investors Do Not Depend Primarily on Cash Flow from the Loans

In the typical ABS transaction, the issuer purchases performing assets and receives the bulk of its income from those assets as consumers make payments. In the Company’s business, that is not the case at all.

The distributions to the purchasers of Class A Interests will not depend primarily on cash flow from the purchased loans. All of the purchased loans are, by definition, non-performing and therefore generating very little cash flow, if any. The Company estimates that less than 10% of its total annual revenue reflects normal monthly payments made with respect to the purchased loans.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Instead, the Company’s revenue, and the cash flow to investors, consists mainly of (i) the proceeds of sales of real estate acquired through cooperative resolutions (i.e., deeds in lieu of foreclosure), (ii) the proceeds of sales of  real estate acquired through involuntary foreclosure, (iii) proceeds from reselling purchased loans which have been modified, and (iv) payments made in settlement of purchased loans.

The cash flow of the Company depends primarily not on the purchased loans themselves but on the efforts of the Company after buying the loans. As described in the “Our Company and Its Business” section of the Offering Circular, the Company devotes enormous efforts to working out the loans that it buys, and it is those efforts that generate the revenue. Far from passively collecting a pool of performing assets, the Company applies its expertise and energy to making a profit from loans that have already gone bad.

Even if section 3(a)(79) of the Exchange Act were re-written to leave only “depend primarily on cash flow from the asset,” it still would not apply where investors do not look primarily to income generated passively from the assets of the issuer, but rather to the expertise of the issuer in realizing on those assets.

Congress and the Commission Did Not Intend to Cover These Securities

If section 3(a)(79) of the Exchange Act were re-written to cover any security where payments “depend primarily on cash flow from the asset,” excluding the rest of the definition, then it could theoretically cover almost any business. For example:

•	A REIT that buys and operates apartment buildings could be said to “depend primarily on cash flow from the asset,” where the asset is the apartment buildings.

•	A mining company extracting silver from the ground could be said to “depend primarily on cash flow from the asset,” where the asset is the silver.

•	A farm could be said to “depend primarily on cash flow from the asset,” where the asset is the land.

•	Even Coca-Cola could be said to “depend primarily on cash flow from the asset,” where the asset is a secret formula.

The list could be extended indefinitely because almost every stream of cash flow is derived from an asset of one kind or another. Presumably this is why Congress wrote the statute in a far more specific way, to cover only a very specific kind of investment.

It seems clear that Congress was not trying to address apartment buildings, minding companies, or farms. In fact, Congress was not trying to address operating companies at all. As the Commission has noted, “[a]sset-backed securities and ABS issuers differ from corporate securities and operating companies.”

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

In our letter of December 15, 2015 we quoted at length from the description of the ABS market issued by the Commission, and the typical characteristics of the securities issued in that market. Without repeating all of that here, we note that:

•	There are no “tranches” of Class A Interests.

•	The Class A Interests will not be collateralized.

•	The returns of the Class A Interests are not tied to the returns of the Company’s assets.

•	The Company’s assets will consist primarily of non-performing loans.

•	The structure of the Company does not involve creating a bankruptcy-remote entity like a trust.

In short, the Company is an operating company that happens to be in the business of helping homeowners with distressed mortgages. The Company bears no resemblance to the kind of ABS issuer the Commission itself has identified and targeted.

Your Question #5

Please include a risk factor that discloses that you have not identified any investments to acquire with offering proceeds and as such, investors will not have the opportunity to evaluate your investments before they are acquired.

Our Response

A risk factor has been added.

Your Question #6

We note your response to comment 6, regarding Securities Act Industry Guide 5 and specifically Item 4 of Industry Guide 5. Please revise your disclosure to include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses) which the Managing Member and its affiliates may earn or receive in connection with the offering or operation of Series 2015A+. Separately, please disclose whether Security National Servicing Corporation is an affiliate.

Our Response

We have revised and simplified the “Compensation of Directors and Executive Officers” section.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Security National Servicing Corporation was not an affiliate, but has now been replaced by a difference servicing entity, Home Servicing, LLC. Home Servicing, LLC is also not an affiliate, and we have added a statement to this effect.

Your Question #7

We note your response to comment 6, regarding Securities Act Industry Guide 5 and specifically Item 8 of Industry Guide 5. Please revise to describe the sponsors’ experience in the last ten years with all other programs that have invested in real estate and/or real estate loans, regardless of the investment objectives of the programs. See Item 8.A of Industry Guide 5. “Sponsors” would include American Homeowner Preservation Management, LLC (i.e., the Managing Member) and its affiliates, including other entities controlled by Mr. Newbery and Ms. Kelly. Please also provide prior performance tables as discussed in Appendix II to Industry Guide 5. See Item 8.B of Industry Guide 5. If you believe that the prior performance tables are not applicable, please explain your basis for such belief.

Our Response

We have made a new section of the discussion under “Our Track Record So Far.” Consistent with Appendix II of Industry Guide 5, we have presented the information in tabular format.

Because the Company is not a real estate limited partnership, much of the information listed in Appendix II of Industry Guide 5 is not applicable. Accordingly, we have supplemented Appendix II to provide information that we believe would be relevant to both the Commission and to investors.

Within the last 10 years, none of the sponsors has engaged in other offerings that involve real estate or distressed mortgage loans. Mr. Newbery has owned a significant amount of real estate in other entities, but not through securities offerings and not involving distressed mortgage loans.

Your Question #8

We note your response to comment 7; however, we continue to see ambiguous references. Therefore, we are reissuing our comment in part. Please revise your filing to consistently use the term “the Company” throughout your entire filing. For example, you should refrain from referring to Series 2015A+ as “the Company” in your notes to the financial statements.

Our Response

With the new legal structure, this issue is now moot.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Your Question #9

We note your response to comment 9; however, it remains unclear to us if Series 2015A+ is a separate legal entity under Delaware law such that it could be the sole registrant for this offering. Please provide us with further analysis as to whether a series within a Delaware limited liability company is recognized under Delaware law as a separate legal entity as opposed to “the functional equivalent” of one and substantiate your analysis with on-point statutory or case law. In your response, please also explain how the provisions set forth in your limited liability company agreement (e.g., Articles V and XI included in exhibit 1A-2B) impacted your decision. In the alternative, please revise your filing to include separate audited financial statements and related notes for American Homeowner Preservation, LLC (i.e., consolidated financial statements of the parent), in addition to those you have provided for Series 2015A+.

Our Response

With the new legal structure, this issue is now moot. The financial statements are in the name of the issuer, American Homeowner Preservation 2015A+, which is a newly-formed, separate, Delaware limited liability company.

Your Question #10

We note your response to comment 10; however, we could not locate your revised disclosure within this footnote. Please revise your filing to disclose your cost recognition policy (e.g., management fee cost structure).

Our Response

The new financial statements should address your concern.

Your Question #11

We note your response to comment 11; however, it is not clear to us where the revisions have been made. Therefore, we are reissuing our comment in its entirety. Please revise your filing to remove the disclaimer on page F-12 stating that your financial statements should not be relied upon as a basis for determining the terms of the proposed offering.

Our Response

The new financial statements should address your concern.

Erin E. Martin
Securities and Exchange Commission
February 19, 2016

Your Question #2

We note your response to comment 12. Please revise your Signatures section to indicate that Mr. Newbery is also signing in his capacity as the Manager of the Managing Member.

We have revised the signature block.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,
Markley S. Roderick

Enclosures
cc:  Jorge Newberry, CEO (sent via email with enclosures)